Exhibit 99.1

Emerson Announces Key Actions to Complete the Portfolio Transformation to an Industrial Technology Leader Delivering Advanced Automation Solutions

Proposes to Acquire Remaining Outstanding Shares of AspenTech for $240 per Share in Cash

Commences Review of Strategic Alternatives for Safety & Productivity Segment

Announces Increased Return of Capital to Shareholders with Plans to Repurchase Approximately $2.0 Billion of Shares in Fiscal 2025; Expecting $1.0 Billion in Fiscal Q1

ST. LOUIS – November 5, 2024 – Emerson (NYSE: EMR) today announced three key strategic and financial actions in the final phase of its portfolio transformation to an industrial technology leader focused on automation:

•	Emerson has made a proposal to acquire all outstanding shares of common stock of AspenTech (NASDAQ: AZPN) (“AspenTech”) not already owned by Emerson for $240 per share in cash. The proposed transaction follows Emerson’s 55% majority investment in AspenTech, which was completed in 2022. Emerson currently owns approximately 57% of AspenTech’s outstanding shares of common stock. Upon completion of the transaction, AspenTech would become a wholly owned subsidiary of Emerson.

•	Emerson has commenced a process to explore strategic alternatives, including a cash sale, for the Safety & Productivity segment, which comprises the remaining businesses not related to automation in Emerson’s portfolio.

•	Emerson plans to repurchase approximately $2.0 billion of its common stock in fiscal year 2025, with approximately $1.0 billion of the repurchase expected to be completed in the first quarter of fiscal year 2025.

“Emerson has been executing against a clear value creation roadmap as we build the most differentiated global industrial technology portfolio of software-defined and hardware-advantaged automation solutions,” said Lal Karsanbhai, President and Chief Executive Officer of Emerson. “The key strategic actions we are announcing today are consistent with our objective to drive value for our shareholders and complete our portfolio transformation in the most financially attractive way. Upon the successful completion of these actions, Emerson will have created a cohesive automation portfolio which strengthens our innovation leadership in the market and positions Emerson to deliver further growth, margin expansion and shareholder value creation.”

Proposal to Acquire Remaining Outstanding Shares of AspenTech

Emerson’s proposed $240 per share in cash to acquire all outstanding shares of AspenTech common stock not already owned represents a multiple of 29x consensus estimates for AspenTech’s fiscal year 2025 Adjusted EBITDA, a multiple consistent with the forward multiple paid in its original transaction for AspenTech. Emerson’s proposal represents a 35% premium to the company’s undisturbed share price of $177.84 on August 6, 2024, and an 8% premium to the undisturbed 52 week high of $221.94 through August 6, 2024, the date immediately prior to Emerson’s August 7, 2024 earnings call, when active transaction speculation began in the market, including in multiple published analyst reports.

Since August 6, AspenTech’s share price has increased 34% versus industrial software peer1 share prices increasing 8% on average and the S&P500 increasing 9% over the same period.

The proposal implies a fully diluted market capitalization for AspenTech of $15.3 billion and an Enterprise Value of $15.1 billion.

Karsanbhai continued, “Since completing our initial investment in 2022, our partnership with AspenTech has been highly productive and advanced our capabilities in software-defined control. The strategic and operating success of our partnership with AspenTech over the last two years gives us confidence that the time is right to bring Emerson and AspenTech together. As one company, with shared priorities and investment, we will be even better positioned for growth, margin expansion and shareholder value creation.”

The combination of Emerson and AspenTech would advance key initiatives, create new opportunities through full integration as a single company and further accelerate Emerson’s industrial software strategy with benefits including:

•	Accelerates Realization of Software-Defined Control: Developments over the last 3 years have proven the value and feasibility of software-defined control. A single integrated organization would benefit Emerson as it designs seamless hardware plus software solutions for its customers.

•	Enhances Alignment Between Emerson and AspenTech for Additional Synergy Realization: As a single company leveraging the proven Emerson Management System, there will be opportunities for immediate additional cost efficiencies from the transaction. Commercially, the proposed transaction drives greater alignment, collaboration and integration, to allow Emerson and AspenTech to invest, innovate and cross-sell more effectively and drive further sales synergies over time.

•	Strengthens Combined Automation Software Offering: As a single integrated business, Emerson will have a highly differentiated automation software business globally with software addressing the entire lifecycle of automating complex operations, from design and engineering to production and asset optimization.

Emerson expects the impact of this proposed transaction with synergies to be neutral to Adjusted EPS in fiscal 2025.

Emerson has delivered its proposal in a letter to AspenTech’s Board of Directors, filed with the SEC, and copied below. The proposal does not create any binding legal obligation between Emerson and AspenTech unless and until mutually acceptable definitive transaction documents are executed.

Emerson will not proceed with such a transaction unless a fully empowered special committee, comprising solely independent and disinterested directors appointed by AspenTech’s Board of Directors and advised by independent legal and financial advisors, recommends approval of such transaction to the AspenTech Board. Emerson’s proposal is that the transaction be effected by a tender offer that would be subject to a non-waivable condition that at least a majority of the AspenTech common stock held by minority stockholders be tendered and not withdrawn in accordance with the framework established under Kahn v. M&F Worldwide Corp., 88 A.3d 635 (Del. 2014) and its progeny; and thereafter a merger consummated at the same price without further stockholder action.

1 Industrial software peers defined as Autodesk Inc., Bentley Systems Incorporated, Dassault Systemès SE, and PTC Inc.

The proposal is not subject to any financing condition and would be financed from cash on hand, committed lines of credit and/or other available sources of financing. No assurance can be given whether the proposal will lead to a transaction or as to any of the terms or conditions of such transaction. Emerson does not intend to make further announcements, beyond the conference call, regarding the proposal until such time as a definitive agreement is reached or if further disclosure is appropriate or necessary.

Exploring Strategic Alternatives for Safety & Productivity Segment

Emerson also announced today that it is exploring strategic alternatives for its Safety & Productivity segment, including a cash sale, to maximize shareholder value. The segment, which includes Emerson’s legacy tools businesses, contributed $1.4 billion of sales to Emerson in fiscal year 2024, with 24.5% Adjusted Segment EBITA2 margins.

There is no deadline or definitive timetable set for completion of the strategic alternatives process or assurance that the process will result in any transaction. Emerson does not intend to make further announcements regarding the review of strategic alternatives, beyond the conference call, unless and until the Board approves a specific transaction or otherwise determines further disclosure is appropriate or necessary.

Increasing Return of Capital to Shareholders

Emerson also announced today that it plans to repurchase approximately $2.0 billion of its common stock in fiscal year 2025 increasing its total capital returned to shareholders to approximately 100 percent of the guided free cash flow. Emerson expects to complete approximately $1.0 billion of the repurchase by the end of the first fiscal quarter.

The announced repurchase underscores Emerson’s commitment to driving shareholder returns and confidence in the company’s strong outlook, significant free cash generation and benefits of the actions announced today. Assuming successful completion of the transactions, Emerson expects total net leverage to be less than 2x by the end of fiscal year 2025 and expects to maintain its A2/A credit rating.

Emerson Fourth Quarter and Full Year 2024 Results

In a separate press release this morning, Emerson announced financial results for its fourth quarter and fiscal year 2024, ended September 30, 2024, and provided guidance for its fiscal 2025 year.

As previously announced, beginning at 7:00 a.m. Central Time / 8:00 a.m. Eastern Time today, Emerson management will discuss fourth quarter and fiscal year 2024 results, as well as the strategic actions announced today, during an investor conference call. Participants can access a live webcast available at www.emerson.com/investors at the time of the call. A replay of the call will be available for 90 days. Conference call slides will be posted in advance of the call on the company website.

Advisors

Goldman Sachs & Co. LLC and Centerview Partners LLC are serving as financial advisors to Emerson, and Davis Polk & Wardwell LLP is serving as legal advisor.

2 Adjusted Segment EBITA margin of 24.5% was adjusted for the following: 1.8% of amortization expense, 0.5% of restructuring and related expense to arrive at a GAAP Segment EBIT margin of 22.2%.

About Emerson

Emerson (NYSE: EMR) is a global technology and software company providing innovative solutions for the world’s essential industries. Through its leading automation portfolio, including its majority stake in AspenTech, Emerson helps hybrid, process and discrete manufacturers optimize operations, protect personnel, reduce emissions and achieve their sustainability goals. For more information, visit Emerson.com.

Forward-Looking Statements

This communication contains forward-looking statements related to Emerson, AspenTech and the proposed acquisition by Emerson of the outstanding shares of common stock of AspenTech that Emerson does not already own. These forward-looking statements are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the companies and members of their senior management team. Forward-looking statements include, without limitation, statements regarding the business combination and related matters, prospective performance and opportunities, post-closing operations and the outlook for the companies’ businesses, including, without limitation, future financial results, synergies, growth potential, market profile, business plans and expanded portfolio; the competitive ability and position of the combined company; filings and approvals relating to the proposed transaction; the ability to complete the proposed transaction and the timing thereof; difficulties or unanticipated expenses in connection with integrating the companies; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: (1) the risk that a transaction with AspenTech may not be agreed with the AspenTech special committee; (2) the risk that the non-waivable condition that the requisite majority of the holders of AspenTech common stock which are unaffiliated with Emerson tender in or approve the proposed transaction is not met; (3) the risk that a transaction with AspenTech may not otherwise be consummated; (4) uncertainties as to the timing of the transaction; (5) unexpected costs, charges or expenses resulting from the proposed transaction; (6) uncertainty of the expected financial performance of AspenTech following completion of the proposed transaction; (7) failure to realize the anticipated benefits of the proposed transaction; (8) inability to retain and hire key personnel; (9) potential litigation or regulatory approval requirements in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; (10) evolving legal, regulatory and tax regimes; (11) changes in economic, financial, political and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. administration; (12) the ability of Emerson and AspenTech to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions; (13) the impact of public health crises, such as pandemics and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; (14) actions by third parties, including government agencies; (15) potential adverse reactions or changes to business relationships resulting from the announcement of the proposal or completion of the transaction; (16) the risk that disruptions from the proposed transaction will harm Emerson’s and AspenTech’s business, including current plans and operations; and (17) other risk factors as detailed from time to time in the companies’ periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K. All forward-looking statements are based on information currently available to Emerson, and Emerson assumes no obligation and disclaim any intent to update any such forward-looking statements.

Additional Information And Where To Find It

This communication relates to a proposal that Emerson has made for an acquisition by Emerson of all of the shares of issued and outstanding common stock of AspenTech not already owned by Emerson. In furtherance of this proposal and subject to future developments, Emerson may file one or more tender offer statements or other documents with the SEC. This communication is not a substitute for any tender offer statement or other document Emerson may file with the SEC in connection with the proposed transaction.

Investors are urged to read the tender offer statements and/or other documents filed with the SEC carefully in their entirety if and when they become available, as they will contain important information about the proposed transaction. Investors will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Emerson through the website maintained by the SEC at http://www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction. A solicitation and an offer to buy shares of AspenTech will be made only pursuant to an offer to purchase and related materials that Emerson may file with the SEC.

Any information concerning AspenTech contained in this communication has been taken from, or based upon, publicly available information. Although Emerson does not have any information that would indicate that any information contained in this communication that has been taken from such documents is inaccurate or incomplete, Emerson does not take any responsibility for the accuracy or completeness of such information.

Contacts

Investors:

Colleen Mettler

(314) 553-2197

Letter to AspenTech Board of Directors

November 5, 2024

Board of Directors

Aspen Technology, Inc.
20 Crosby Drive

Bedford, MA 01730

Dear Members of the Board of Directors:

Emerson values the partnership created through the transaction between our two companies that resulted in our majority ownership of AspenTech. To realize the full potential for the AspenTech business going forward, we believe now is the right time to increase Emerson’s ownership and fully integrate AspenTech as part of Emerson.

To achieve this goal, Emerson Electric Co. (“Emerson”) is pleased to submit this proposal (“Proposal”) to acquire all of the outstanding shares of common stock of Aspen Technology, Inc. (“AspenTech” or the “Company”) that Emerson does not already own (excluding outstanding employee equity awards which will be rolled over into equivalent Emerson equity awards) for a purchase price of $240 per share in cash.

The concept of Emerson making a proposal to acquire the remaining public float of AspenTech has been noted in shareholder and analyst commentary since the expiration of the original transaction standstill earlier this year. Speculation increased significantly following commentary in Emerson’s August 7th earnings call on the strength of our balance sheet and the strategic fit of AspenTech made in response to direct analyst questioning about the possibility of a transaction. Since then, multiple research analysts have published reports predicting an offer in the near term.

In this period, based on the closing price yesterday, AspenTech’s share price has increased 34%, exceeding its prior 52-week high close of ~$222, and its street consensus EV / NTM FCF multiple1 has expanded over 44%. This compares to a peer group2 that has on average seen stock prices up 8% and street consensus EV / NTM FCF multiples up 5% over the same period.

We believe our proposal offers compelling value to AspenTech’s shareholders and provides them with certain cash value and immediate liquidity at a premium valuation. Our proposal values AspenTech at a multiple of 39.0x street consensus estimates for AspenTech’s calendar year 2025 free cash flow3, a multiple above the 38.2x forward multiple paid in our original change of control transaction. Our proposal also represents 44.4x FY2025 AspenTech’s free cash flow as guided by the Company at their September 17th Investor Day. Our proposal is not only compelling from a valuation multiple perspective–it also represents an 8% premium to the 52-week high through August 6, 2024 and a 35% premium to the Company’s undisturbed share price of $177.84 on August 6, 2024, such measures being just prior to when active transaction speculation began in the market.

We also note AspenTech’s Q1 earnings report yesterday included a miss on consensus ACV, revenue, EPS and FCF.  Following its earnings call, AspenTech’s stock price traded down $12.59 to $225.00 (as reported on Bloomberg at 7:31pm EST yesterday).

We will not proceed with such a transaction unless a fully empowered special committee comprising solely of independent and disinterested directors, appointed by AspenTech’s Board of Directors and advised by independent legal and financial advisors, recommends approval of such transaction to the AspenTech Board of Directors. Our Proposal is that the transaction be effected by a tender offer that would be subject to a non-waivable condition that at least a majority of the AspenTech common stock held by minority stockholders be tendered and not withdrawn in accordance with the framework established under Kahn v. M&F Worldwide Corp., 88 A.3d 635 (Del. 2014) and its progeny; and thereafter a merger consummated at the same price without further stockholder action.

We wish to emphasize that, in our capacity as a stockholder of the Company, we are only interested in acquiring the shares of the Company that we do not currently own, and accordingly we have no interest in a disposition or sale of our holdings in the Company.

Given our knowledge of AspenTech and our close working relationship with the Company, we are in a position to move quickly and do not need to complete additional diligence prior to signing a definitive

1 NTM FCF defined as the time weighted median of consensus street research estimates for AspenTech’s free cash flow over the next twelve-month period, on any given date, as sourced from Factset.

2 Peer group defined as Autodesk, Bentley Systems, Dassault Systèmes, and PTC Inc.

3 Source: Factset

agreement. In addition, our counsel can share a draft of a merger agreement which we believe can be negotiated promptly in parallel to other discussions on our Proposal.

This Proposal is not subject to any financing condition and would be financed from cash on hand, committed lines of credit and/or other available sources of financing, and as such would not be subject to any financing contingency. This Proposal is an expression of interest only, and we reserve the right to withdraw or modify our Proposal at any time. No legal obligation with respect to our Proposal or any other transaction shall arise unless and until mutually acceptable definitive transaction documentation is executed between us.

We look forward to completing this transaction, allowing you to achieve attractive and certain value for your remaining public shareholders, and bringing our two companies fully together for even greater strategic and operating success. We are available at your convenience to discuss any aspects of our Proposal and look forward to hearing from you soon.

Sincerely,

Lal Karsanbhai

President and Chief Executive Officer